

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 1, 2010

<u>Via U.S. Mail and Facsmile</u>

Soenke Timm
President
Curry Gold Corp.
Bachstrasse 1
Butschwil 9606
Switzerland

>   **Re: Curry Gold Corp.**
>   **Registration Statement on Form S-1**
>   **Filed January 6, 2010**
>   **File No. 333-164222**

Dear Mr. Timm:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise throughout to remove marketing and other statements which by
    their nature are impossible to substantiate. For example, we note your statement
    on page 18 that "Currywurst is a classic meal at any time for the street worker to
    the banker, for the kid after school to the hungry clubber during night out" and
    your statement on page 19 regarding Germans in New York "who would with
    memories of home love to eat an original Currywurst." Please delete these and
    other instances of marketing from the registration statement.

Cover Page

2. We note that your registration fee has been calculated in accordance with Rule
    457. In your next amendment, please state the exact provision of Rule 457 you
    relied upon.

Summary, page 5

3. Please revise to include the dollar amount of expenses which you believe your
    officers will provide over the next nine months and file the agreement whereby
    they agree to provide that funding with the next amendment.

Our Business, page 6

4. We note your statement that you "will serve" items out of a catering van and the
    catering van "holds" certain machinery. Given that you do not yet own a catering
    van, please revise to make these statements aspirational rather than factual.
    Make similar changes elsewhere in the registration statement as appropriate.

Risk Factors

5. Please create a risk factor to discuss the risk that your officers have no previous
    experience managing a public company, including the risk such limited
    experience poses to having acceptable internal controls surrounding financial
    reporting.

6. In addition, please add a risk factor to discuss the risks associated with the fact
    that Messrs. Timm and Pollmann will dedicate only a limited number of hours
    each week or month to the company.

7. Please add risk factors for the following risks or tell us why they are not
    applicable: the risk that litigation and/or bad publicity from someone getting ill
    after eating your product might put your company out of business; the risk that
    you are not able to patent the product or restrict others from providing currywurst

in any way; the risk that your Currywurst might not taste like the product customers remember and thus they will fail to become repeat customers (since you say there are regional variations); the risk that adding the expenses of being a public company and also of importing the curry powder and ketchup from Berlin might cause you to have to price your product in such a way that it will fail to attract customers; and the risk that if your product is successful it will attract so many competitors, including competitors who currently sell the product in Germany, that you will be unable to grow.

Business, page 18

8. Please revise this section extensively to eliminate unsubstantiable statements such as that your menu items taste “great” and that Currywurst is a “wonderful” alternative to burgers.

9. Please revise to disclose how you intend to use “high quality ingredients” by describing what makes them high quality and how you intend to acquire them.

10. We note that your sauce composed of ketchup and curry spice is reduced fat. Isn’t that true of all ketchup and spices? If so, please disclose this, and disclose whether the sausages you intend to use are also reduced fat.

11. Please revise to disclose your anticipated pricing and the amount of revenues you believe you will have to have in order for your cart to break even.

12. Please summarize your franchising agreement in the next amendment and file it as an exhibit.

The success of the company, page 9

13. Please revise this risk factor to discuss the fact that there is no employment agreement in place with Messrs. Timm and Pollmann.

Signatures, page 45

14. You have only included a signature by the registrant. In you next amendment, please include an additional signature block for signatures from principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of your board of directors. Refer to the Instructions for Form S-1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment

Soenke Timm
Curry Gold Corp.
February 1, 2010
Page 5

for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Michael M. Kessler
        The Law Office of Michael M. Kessler, P.C.
        (916) 239-4008 (*facsimile*)